Manpower 5301 N. Ironwood Road Milwaukee Wisconsin 53217 USA T: +1 414 906 7556 F: +1 414 906 XXXX www.manpower.com

July 24, 2006

Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC  20549

Re:

Manpower Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed February 28, 2006

Form 10-Q for the quarter ended March 31, 2006

File No. 1-10686

Dear Mr. Spirgel:

We have received your comment letter dated July 5, 2006.  Given the timing of our second quarter close and related Form 10-Q filing requirement, we would like to request an extension in responding to your comment letter until August 3, 2006.

Sincerely,

MANPOWER INC.

/s/ Michael J. Van Handel

Michael J. Van Handel

Executive Vice President,

Chief Financial Officer and Secretary